CLEAR CAPITAL HOLDINGS, INC.
                               7665 South 700 West
                           Salt Lake City, Utah 84047
                                  801-208-5050


                                November 5, 2001
VIA EDGAR
AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0304
Washington, D.C.  20549
ATTN:    John Reynolds
         Steven Hearne
         Bill Underhill

      Re:      Application for Withdrawal under Rule 477(a) -
               Clear Capital Holdings, Inc., Registration Statement on Form SB-2 (File No. 333-65388) Filed July 19, 2001

Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Clear Capital Holdings., Inc., a Utah corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits and amendments thereto, Commission File No. 333-65388 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on July 19, 2001. Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 5,000,000 shares of its Common Stock, par value $0.001 per share (the "Shares"), for issuance to the public.

The Commission, in a letter dated August 17, 2001 and signed by John Reynolds, sent comments to the Registrant regarding the Registration Statement. Kevin Pinegar, counsel for the Registrant, replied by a letter dated October 1, 2001, that the Registrant intended to file an amendment to the Registration Statement, including its response to the Commission's comments, by October 21, 2001.

However, based upon changed circumstances regarding the securities market, the Registrant has determined at this time not to pursue the public offering of the Shares pursuant to the Registration Statement. No securities have been sold under the Registration Statement, and the Registration Statement has not been declared effective.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. It is our understanding that the request will be deemed granted at the time of this filing, unless we receive notice from the Commission that the request will not be granted within 15 days from filing.

Should you have any questions regarding the foregoing application for withdrawal, please contact Kevin Pinegar, Esq. of Durham Jones & Pinegar, our legal counsel in connection with the Registration Statement, at (801) 415-3000.

Very truly yours,

CLEAR CAPITAL, INC.




By: /s/ Lance Heaton
Its: President